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NEWS

                   [THOMAS & BETTS CORPORATION LETTERHEAD]


                                                         Contact: Renee Johansen
                                                                    901-252-5962

FOR IMMEDIATE RELEASE

           Thomas & Betts Announces Fourth-Quarter Results

MEMPHIS, Tenn.-February 15, 2000 Thomas & Betts Corporation (NYSE:TNB) today announced that fourth-quarter 1999 net earnings were $23.2 million, or $0.40 per diluted share. Those results compare with 1998's fourth-quarter net earnings of $46.1 million, or $0.81 per diluted share.
         Fourth-quarter net sales increased to $621.7 million, 4.9% higher than in 1998's quarter. Sales in the quarter, excluding the effect of acquisitions and divestitures, increased 0.4%.
         Gross margin was 27.5% in 1999's fourth quarter versus 30.9% in the prior-year quarter. The operating margin was also lower, 7.9% compared with 12.4%, resulting in a 33.0% decrease in operating profit year over year. Shipping disruptions resulting from implementation of a new web-enabled order management system lowered sales and profits in the fourth quarter. The company reported a loss from unconsolidated companies as a result of its share of losses recorded at its ET&B joint venture.
         The company estimated that the mid-fourth-quarter start-up of the Thomas & Betts Order Processing System (TOPS) delayed $20 million of shipments until fiscal year 2000, caused an additional loss of approximately $24 million of fourth-quarter sales and increased freight, labor and other costs by approximately $18 million as the company sought to minimize the new system's impact on customer service. The estimated total impact of those lost and deferred sales and additional costs was $36 million pretax or $0.43 per diluted share after taxes. "As our volume expanded during the fourth quarter we began to experience delays in shipping orders at most plants and all three of our North American distribution centers," said Clyde R. Moore, president and chief executive officer. "As of today, only our central distribution center faces delays, and those have been reduced from close to five days in backlog at their peak in the fourth quarter to close to two days currently. Our progress in reducing backlog would have been greater were it not for the strength of early 2000 orders. While we are disappointed by the shipment delays, we remain convinced that TOPS greatly enhances the level of service provided to our customers while delivering substantial added benefits on the e-commerce front," added Moore.
         Thomas & Betts said that it recorded fourth-quarter accounting adjustments to recognize additional expenses and credits related to changes in accounting estimates, earlier product line and plant relocations and the transition to new financial systems. The net pretax impact of those income statement and balance sheet adjustments was $1.8 million, or $0.03 per diluted share after taxes, in the quarter. The company recorded pretax charges of $6.9 million, or $0.07 per

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diluted share after taxes, reflecting year-end audit adjustments at its ET&B automotive joint venture.

FULL-YEAR RESULTS
         Sales for the full year 1999 rose 13.1% from 1998's level to a record $2,522.0 million. Excluding the effect of acquisitions and divestitures, sales were up 2.0%. Net earnings for 1999 were $148.3 million, or $2.56 per diluted share. Net earnings in 1998 were $164.5 million, or $2.89 per diluted share, excluding special charges for plant closings and product line consolidations. Including those charges, 1998 net earnings were $87.5 million, or $1.54 per diluted share.
         "Our performance in 1999 was clearly not acceptable. However, the issues we faced due to our new systems were temporary in nature. We chose to transition to those new systems at a time when our organization was already engaged in a massive cost-reduction program, integration of acquisitions and preparation for the Y2K changeover. That caused missteps. We're already implementing changes to our organization to correct those missteps. We also realize that we must take steps to restore shareholder value. We are acting to implement changes on both of these fronts," said Moore.

SEGMENT PERFORMANCE
         Sales of the Electrical segment improved to $326.1 million, 4.7% higher than in the prior-year quarter. Without acquisitions, Electrical sales were 6.8% lower year over year. While this segment's sales benefited from a resurgence in the Canadian economy, it was also most adversely impacted by the TOPS implementation. Segment earnings decreased 37.3% to $32.0 million due to a $27.1 million impact of the TOPS implementation. Segment earnings were positively impacted by $3.4 million of accounting adjustments. For the year, Electrical sales increased 21.5% to $1,358.6 million, but segment earnings decreased 9.0% versus 1998, again due to the negative impact of the TOPS implementation and $7.4 million of net accounting adjustments and special items.
         The Electronic OEM segment posted a sizeable sales gain, with sales up 18.9% to $185.9 million when compared with 1998's fourth quarter. Continued high demand for battery packs to cellular handset manufacturers together with solid sales of components to the computer industry more than offset decreased sales to automotive markets. Segment earnings were $1.9 million, below 1998's earnings of $17.5 million, largely as a result of $7.5 million of net accounting adjustments, the aforementioned $6.9 million ET&B impact, a $5.9 million impact of the TOPS implementation and professional electronics' margin pressure in both Asia and Europe. Total 1999 Electronic OEM sales rose 8.0% to $686.7 million, but segment earnings were substantially lower than 1998's level, at $26.8 million, due largely to the impact of $31.8 million of third-quarter and fourth-quarter accounting adjustments, the ET&B loss and the impact of the TOPS implementation.
         Sales of the Communications segment were $53.2 million, 10.5% lower than same-quarter 1998 sales. Sales in the prior year included $11.6 million of revenues from certain amplifier product lines divested in the third quarter of 1999. Excluding those sales, Communications sales in 1999's fourth quarter were 11.1% higher than in 1998's fourth quarter. Segment earnings more than doubled to $3.6 million compared with $1.5 million in the yearearlier period. The large increase in earnings reflects divestiture of unprofitable business lines earlier in 1999, and a positive impact of $0.4 million of accounting adjustments. Total segment sales for the year were $260.3 million, just marginally lower than 1998 sales. The segment reported a loss of $4.5 million for the year, due primarily to nine months of losses from the divested business lines and also third-quarter accounting adjustments and other special items totaling $12.6 million.

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OUTLOOK FOR 2000
         "We're already at work to put our earnings back on track and to deliver the returns expected by our shareholders. We have set an achievable goal for ourselves in the first quarter to meet or surpass our first-quarter 1999 EPS of $0.60. The TOPS system is performing close to its full potential but is not yet completely error-free, and we continue to bear costs as we catch-up on our backlog for expediting freight and additional labor in order to minimize the impact on our customers," said Moore. "Early indications are that we can exceed our first-quarter target. While we still have shipping backlog from TOPS, our January shipments were well ahead of January 1999."
         "Our core business is solid and now with TOPS and our financial systems in place as the backbone of our business-tobusiness E-commerce strategy, we are more excited than ever about the opportunities available to Thomas & Betts to be an industry leader in the new B2B world," concluded Moore.
         Thomas & Betts is a leading producer of connectors and components for worldwide electrical and electronic markets. Visit Thomas & Betts on the World Wide Web at www.tnb.com.
            This press release contains supplemental information for investors regarding the impact of implementation of the TOPS. Estimates provided regarding the impact of that implementation are estimates only and are solely based on the judgment of management. Management has used its best judgment in preparing those estimates, but the company's actual experience may have differed from results that may be implied by those estimates.
         Forward-looking statements in this news release are subject to many uncertainties in the company's operations and business environments. Such uncertainties, which are discussed further in the company's quarterly filing with the Securities and Exchange Commission, may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements.


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                           THOMAS & BETTS CORPORATION
                         Comparative Income Statement
                    (In thousands except per share amounts)


                              Quarter Ended             Year Ended
                          ---------------------   -----------------------
                           Jan. 2,     Jan. 3,      Jan. 2,      Jan. 3,
                            2000        1999         2000         1999
                          --------    -------     ---------     ---------
NET SALES                $621,696    $592,432    $2,522,008    $2,230,351

Costs and expenses:

Cost of sales             450,833     409,616     1,847,262     1,581,215
Marketing, general
  and administrative      108,201      91,543       427,192       366,463
Research and development   11,051      12,862        47,959        48,690
Amortization of
 Intangibles                6,025       4,751        19,643        17,364
Provision (recovery) -
 restructured operations   (3,756)         -        (11,632)       62,096
                          --------    -------     ----------    ---------
Total operating expenses  572,354     518,772     2,330,424     2,075,828

Earnings from operations   49,342      73,660       191,584       154,523
Income(loss)from
 unconsolidated companies     (81)      6,277        23,776        26,172
Interest expense-net       16,786      13,380        60,995        45,756
Other expense
 (income)-net                (170)      1,590        (5,371)       10,031

Earnings before taxes      32,645      64,967       159,736       124,908
Income taxes                9,467      18,843        11,429        37,407
                          -------     -------     ---------     ---------
Net earnings             $ 23,178    $ 46,124    $  148,307    $   87,501
                          =======     =======     =========     =========

Net earnings per share
Basic                    $   0.40    $   0.81    $     2.57    $     1.54
Diluted                  $   0.40    $   0.81    $     2.56    $     1.54

Average shares
  outstanding
Basic                      57,819      56,760        57,690        56,677
Diluted                    57,989      56,962        57,912        56,990

Cash dividend per share  $   0.28 $      0.28    $     1.12    $     1.12


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                           THOMAS & BETTS CORPORATION
                           Comparative Balance Sheet
                                (In thousands)


                                         January 2,      January 3,
                                            2000            1999
                                         ---------       ---------
ASSETS
Cash and marketable securities          $   84,770      $  106,506
Receivables - net                          470,532         404,784
Inventories                                537,401         469,641
Deferred income taxes                       46,917          61,829
Prepaid expenses                            26,822          15,642
                                         ---------       ---------
     Total current assets                1,166,442       1,058,402

Property, plant and equipment-net          666,528         631,022
Intangible assets-net                      611,362         621,487
Investments in unconsolidated
  companies                                154,919         142,251
Other assets                                55,942          46,425
                                         ---------       ---------
TOTAL ASSETS                            $2,655,193      $2,499,587
                                        ==========      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term borrowings and current
  maturities of long-term debt          $   35,695      $   97,657
Accounts payable                           300,242         262,483
Accrued liabilities                        162,856         155,815
Income taxes                                 7,244          55,674
Dividends payable                           16,190          15,920
                                         ---------       ---------
      Total current liabilities            522,227         587,549

Long-term debt                             935,731         790,963
Other long-term liabilities                 88,828          93,788
Deferred income taxes                       17,730          12,182
Shareholders' equity                     1,090,677       1,015,105
                                         ---------       ---------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                    $2,655,193      $2,499,587
                                        ==========      ==========


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                           THOMAS & BETTS CORPORATION
                          Business Segment Performance
                                 (In thousands)

                          Quarter Ended
                      --------------------------
                      January 2,      January 3,
                         2000           1999         Change
                      ----------     -----------    ---------
Net Sales:

  Electrical          $  326,086     $  311,420         4.7%
  Electronic OEM         185,866        156,346        18.9%
  Communications          53,246         59,524       (10.5%)
  All other               56,498         65,142       (13.3%)
                       ---------      ---------     ---------
        Total         $  621,696     $  592,432         4.9%
                       =========      =========     =========

Segment Earnings:
  Electrical          $   32,025     $   51,054       (37.3%)
  Electronic OEM           1,903         17,468       (89.1%)
  Communications           3,637          1,486       144.8%
  All other                9,543          9,994        (4.5%)
                       ---------      ---------     ---------
        Total         $   47,108     $   80,002       (41.1%)
                       =========      =========     =========




                          Twelve Months Ended
                      --------------------------
                      January 2,      January 3,
                         2000           1999         Change
                      ----------     -----------    ---------
Net Sales:

  Electrical          $1,358,626     $1,117,917        21.5%
  Electronic OEM         686,716        635,946         8.0%
  Communications         260,302        260,601        (0.1%)
  All other              216,364        215,887        (0.1%)
                       ---------      ---------      --------
        Total         $2,522,008     $2,230,351        13.1%
                       =========      =========      ========

Segment Earnings:

  Electrical          $  171,900     $  188,927        (9.0%)
  Electronic OEM          26,771         60,845       (56.0%)
  Communications          (4,463)        16,369      (127.3%)
  All Other               24,174         22,619         6.9%
                       ---------      ---------      --------
        Total         $  218,382     $  288,760       (24.4%)
                       =========      =========      ========

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